For period ending:
March 31, 2014

Exhibit 77C
File number:
811-02319

On December 6, 2013, the shareholders of Fort Dearborn Income Securities, Inc. elected board members at an annual meeting of shareholders, to elect directors as well as to amend the fundamental investment policy related to investment grade bond, to amend the fundamental investment policy related to borrowing and senior securities; to amend the Fund's fundamental investment restriction related to commodities; to eliminate the Fund's fundamental investment restrictions related to (a) the mortgaging, hypothecating, or pledging of assets; (b) securities of margin; (c) short sales and short positions; and (d) options; and to transact such other business as may properly come before the meeting.

Effective December 31, 2013: the Board approved the following (1) permitting the Fund to purchase non-US dollar-denominated securities; (2) allowing the Fund to invest up to 10% of its assets in collateralized loan obligation; and (3) clarifying that the Fund may invest up to 25% of its total assets in a combination of (a) below investment grade privately placed debt securities; (b) preferred stock; (c) convertible securities or debt issued with warrants to purchase common stock, provided the market value of all warrants does not exceed 2% of the net asset value of the Fund; and (d) below investment grade obligations of foreign governments or foreign corporations.

Pursuant to Instruction 2 of Sub-Item 77C of Form N-SAR, it is not necessary to provide in this exhibit details concerning shareholder action regarding the election of directors since there were no solicitations in opposition to the registrants nominees and all of the nominees were elected.

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